Exhibit 1.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

between

THE FIRST BANCSHARES, INC.

and

A. WILBERT’S SONS LUMBER AND SHINGLE CO.

for the purchase and sale of
 100% of the capital stock of

IBERVILLE BANK

Dated as of October 12, 2016

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2.28	Transactions with Affiliates	15
2.29	No Brokers	16
2.30	Flood-Affected Loans	16
2.31	No Other Representations and Warranties	16
ARTICLE III REPRESENTATIONS AND WARRANTIES OF BUYER		16
3.1	Making of Representations and Warranties	16
3.2	Organization, Standing and Authority	16
3.3	Corporate Power	16
3.4	Corporate Authority	16
3.5	Non-Contravention	17
3.6	Compliance with Laws	17
3.7	Litigation; Regulatory Action	17
3.8	Regulatory Capitalization	17
3.9	Investment Purpose	17
3.10	Brokers	18
3.11	Sufficient Funds	18
3.12	Independent Investigation	18
ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS		18
4.1	Bank and Company Forbearances	18
4.2	Forbearances of Buyer	21
ARTICLE V ADDITIONAL AGREEMENTS		21
5.1	Shareholder Approval	21
5.2	Access; Information	21
5.3	Regulatory Applications; Filings; Consents	22
5.4	Public Announcements	23
5.5	No Solicitation	23
5.6	Indemnification; Directors’ and Officers’ Insurance	25
5.7	Employees and Benefit Plans	25
5.8	Retirement Plans	26
5.9	WARN Act Liability	27
5.10	Notification of Certain Matters	27
5.11	Confidentiality Agreement	27
5.12	Closing Conditions	28
5.13	Supplement to Disclosure Schedules	28
5.14	Appointment of Board Member	28
5.15	Coordination; Integration	28
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5.16	Invitations to and Attendance at Directors’ and Committee Meetings	28
5.17	Resignation of Officers, Directors, or Managers of Subsidiaries	29
5.18	Escrow Agreement	29
ARTICLE VI TAX MATTERS		29
6.1	Preparation and Filing of Tax Returns	29
6.2	Transfer Taxes	30
6.3	Cooperation	30
6.4	Straddle Period	30
6.5	Tax Refunds	30
6.6	Escrow Amount	31
ARTICLE VII CONDITIONS TO CLOSING		31
7.1	Conditions to Each Party’s Obligation to Close	31
7.2	Conditions to the Obligations of Buyer	31
7.3	Conditions to the Obligations of the Company	32
ARTICLE VIII TERMINATION		32
8.1	Termination	32
8.2	Effect of Termination	33
ARTICLE IX MISCELLANEOUS		34
9.1	Waiver; Amendment	34
9.2	Survival of Representations and Warranties; Indemnity	34
9.3	Expenses	38
9.4	Acknowledgment of Disclaimer of Other Representations and Warranties	39
9.5	Notices	39
9.6	Understanding; No Third-Party Beneficiaries	40
9.7	Headings; Interpretation	40
9.8	Counterparts	41
9.9	Governing Law	41
9.10	Specific Performance	41
9.11	Time is of the Essence	42
9.12	Entire Agreement	42
9.13	Severability	42
9.14	Non-recourse	42
ARTICLE X DEFINED TERMS		42
10.1	Certain Definitions	42

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STOCK PURCHASE AGREEMENT, dated as of October 12, 2016 (this “Agreement”), between The First Bancshares, Inc., a Mississippi corporation (“Buyer”), and A. Wilbert’s Sons Lumber and Shingle Co., a Louisiana corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Article X, and Article X also includes an index of all other capitalized terms used in this Agreement.

WHEREAS, the Company owns one hundred percent (100%) of the issued and outstanding capital stock (the “Bank Shares”) of Iberville Bank, a Louisiana banking corporation (the “Bank”); and

WHEREAS, the Company desires to sell to Buyer, and Buyer desires to purchase from the Company, the Bank Shares on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
 THE PURCHASE AND SALE

1.1            Purchase and Sale of the Bank Shares. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company will sell, assign and transfer the Bank Shares to Buyer, and Buyer will purchase the Bank Shares from the Company, free and clear of all mortgages, pledges, liens, security interests, encumbrances, easements, encroachments or other similar encumbrances (collectively, “Liens”).

1.2            Purchase Price.

(a)            The aggregate consideration for the Bank Shares shall be $31,100,000.00 (the “Purchase Price”).

(b)            At the Closing, Buyer shall pay and satisfy the Purchase Price as follows:

(i)	Buyer shall pay to the Company, in immediately available funds by wire transfer to an account designated by the Company, an amount in cash equal to the Purchase Price less the Escrow Amount; and
(ii)
Buyer shall pay to the Escrow Agent, in immediately available funds by wire transfer to an account designated by the Escrow Agent, an amount in cash equal to $2,500,000 (the “Escrow Amount”) to be held by the Escrow Agent in accordance with the Escrow Agreement.

1.3            Allocation of Purchase Price. The Company and Buyer acknowledge that the purchase of Bank Shares pursuant to this Agreement is expected to be treated for federal income tax purposes as a sale of the assets of the Bank.  The Company shall prepare an allocation of the Purchase Price (and other capitalized costs, including liabilities of the Bank) among the assets of the Bank in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations thereunder (and any similar provision of state or local law, as appropriate.  The Company shall deliver such allocation to Buyer within 60 days after the Closing Date.  The Company and Buyer and their Affiliates shall report, act, and file Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation prepared by the Company, absent manifest error.  Buyer shall timely and properly prepare, execute, file, and deliver all such documents, forms, and other information as the Company may reasonably request in preparing such allocation.  Neither the Company nor Buyer shall take any position (whether in audits, Tax Returns, or otherwise) that is inconsistent with such allocation unless required to do so by applicable Law.

1.4            Closing. The Transactions shall be consummated at a closing (the “Closing”) that will take place at the offices of the Company, 58020 Bayou Road, Plaquemine, LA 70764, on a date to be specified by the parties, which shall be no later than two Business Days after all of the conditions to the Closing set forth in Article VII (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof, such day being referred to herein as the “Closing Date.” Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by Buyer and the Company.

1.5            Merger. Subject to the terms and conditions of this Agreement, simultaneous with the Closing, the Company and Buyer shall cause the Bank to merge with and into (the “Merger”) The First, A National Banking Association (the “Buyer Bank”). Buyer Bank shall be the surviving entity in the Merger and shall continue its corporate existence under the name “The First, A National Banking Association”, and, following the Merger, the separate corporate existence of Bank shall cease. The Merger shall be implemented pursuant to a plan of merger, in the form attached hereto as Exhibit A (the “Plan of Merger”). Prior to the Closing Date, Bank and Buyer Bank shall execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Merger effective (“Merger Certificates”) at the Closing Date.

ARTICLE II
 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1            Making of Representations and Warranties. Except as set forth in the Bank Disclosure Schedule, the Company represents and warrants to Buyer as of the date of this Agreement and as of the Closing, as follows:

2.2            Organization, Standing and Authority. The Bank is a bank duly organized, validly existing and in good standing under the Laws of the State of Louisiana. The Bank is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have a Bank Material Adverse Effect. The Bank engages only in activities (and holds properties only of the types) permitted by the Federal Deposit Insurance Act (“FDIA”) and Louisiana Law and the rules and regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the Louisiana Bank Commissioner promulgated thereunder. The Company has made available to Buyer accurate and complete copies of the Bank’s Organizational Documents as in effect on the date of this Agreement.

2.3            Capitalization. As of the date hereof, the authorized capital stock of the Bank consists solely of 150 shares of common stock of $10,000 par value, of which 81 shares are issued and outstanding. All of such shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by the Company, free and clear of all Liens.  There are no other shares of capital stock, preferred stock or other equity securities of the Bank, or any right thereto, outstanding.

2.4            Subsidiaries.

(a)            Section 2.4(a)(i) of the Bank Disclosure Schedule lists each of the Subsidiaries of the Bank as of the date hereof, which are each wholly-owned by the Bank.  The Bank owns all of the issued and outstanding capital stock or equity securities of the Subsidiaries free and clear of all Liens and all such capital stock or equity securities of the Subsidiaries are validly issued, fully-paid and non-assessable. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries and as set forth in Section 2.4(a)(ii) of the Bank Disclosure Schedule, the Bank does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

(b)            Each of the Bank’s Subsidiaries has been duly organized and qualified under the Laws of the jurisdiction of its organization and is duly qualified to do business and in good standing (with respect to jurisdictions that recognize the concept of good standing) in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have a Bank Material Adverse Effect. The Company has made available to Buyer accurate and complete copies of the Bank’s Subsidiaries’ Organizational Documents as in effect on the date of this Agreement.

2.5            Corporate Power. Each of the Bank and its Subsidiaries has the corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted.

2.6            Corporate Authority. The Company has the corporate authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to obtaining the approval of this Agreement and the Transactions by the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote thereon (the “Company Shareholder Approval”), to consummate the Transactions. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Buyer, this Agreement is a legal, valid and binding agreement of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general principles of equity (the “Bankruptcy and Equity Exception”). The Company Board (i) approved this Agreement and the Transactions, and determined that this Agreement and the Transactions are advisable and in the best interests of the Company’s shareholders and (ii) resolved to recommend the shareholders of the Company vote for the approval of this Agreement and the Transactions (the “Company Board Recommendation”).

2.7            Non-Contravention.

(a)            Subject to obtainment of the Company Shareholder Approval and the receipt of the Regulatory Approvals, the execution, delivery and performance of this Agreement and the consummation of the Transactions by the Company do not and will not: (i) result in a breach or violation of any provision of the Organizational Documents of the Company, the Bank or any of its Subsidiaries; (ii) constitute a breach or violation of, or a default under, or result in a right of termination or the acceleration of any right or obligation under, any Law, Governmental Order, or Bank Material Contract applicable to the Bank or any of its Subsidiaries or to which the Bank or any of its Subsidiaries, properties or assets is subject or bound; or (iii) except as set forth on Section 2.7(a) of the Bank Disclosure Schedule, require the consent or approval of any Third Party under any such Law, Governmental Order or Bank Material Contract, except in the cases of clauses (ii) and (iii), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a Bank Material Adverse Effect.

(b)            No Governmental Order, Permit, Regulatory Approval, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company, the Bank or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the Transactions, except for the Regulatory Approvals and such Governmental Orders, Permits, declarations, filings or notices, the failure of which to make or obtain would not have a Bank Material Adverse Effect.

2.8            Compliance with Laws. Except as set forth in Section 2.8 of the Bank Disclosure Schedule, the Bank and each of its Subsidiaries:

(a)            since January 1, 2013, has been and is in material compliance with all Laws and Governmental Orders applicable thereto, including, without limitation, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act, CRA, and other federal, state, local and foreign Laws regulating lending (“Finance Laws”), and all other applicable fair lending Laws and other Laws relating to discriminatory business practices and record retention, in each case, applicable to it or its business, properties or assets, except where the failure to be in compliance would not have a Bank Material Adverse Effect; and

(b)            since January 1, 2013, has been, and is in material compliance with, all material Permits and has made all material filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such Permits are in full force and effect, except where the failure to obtain such would not have a Bank Material Adverse Effect.

None of the representations and warranties contained in this Section 2.8 shall be deemed to relate to environmental matters (which are governed by Section 2.16), employee benefits matters (which are governed by Section 2.13), labor matters (which are governed by Section 2.14) or Tax matters (which are governed by Section 2.12).

2.9            Litigation; Regulatory Action.

(a)            Except as set forth in Section 2.9(a) of the Bank Disclosure Schedule, there are no Actions, investigations or other legal proceedings instituted, pending or, to the Company’s Knowledge, threatened against or by the Bank or any of its Subsidiaries affecting any of their properties or assets (or by or against the Company and relating to the Bank or any of its Subsidiaries), which if determined adversely to the Bank or any of its Subsidiaries (or to the Company) would result in a Bank Material Adverse Effect.

(b)            Except as set forth in Section 2.9(b) of the Bank Disclosure Schedule, neither the Bank nor any of its Subsidiaries is, or to the Company’s knowledge, is reasonably likely to be, a party to or is subject to any assistance agreement, board resolution, Governmental Order, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the FDIC and the Louisiana Office of Financial Institutions (the “OFI”)) or the supervision or regulation of the Bank or any of its Subsidiaries.

2.10            Financial Reports and Regulatory Reports.

(a)            Copies of the Company and Bank audited financial statements consisting of the consolidated balance sheets of the Company and the Bank as at December 31 in each of the years 2015 and 2014 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheet of the Bank at June 30, 2016 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the six period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been made available to Buyer. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject to normal and recurring year-end adjustments and, in the case of the Interim Financial Statements, the absence of notes. The Financial Statements fairly present in all material respects the financial condition of the Bank and its consolidated Subsidiaries as of the respective dates they were prepared and the results of the operations of the Bank for the periods indicated. The balance sheet of the Bank as of December 31, 2015 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Bank as of June 30, 2016 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.

(b)            Neither the Bank nor any of its Subsidiaries has any liabilities, obligations or commitments of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) those which are adequately reflected or reserved against in the Interim Balance Sheet as of the Interim Balance Sheet Date or the Balance Sheet as of the Balance Sheet Date (including the notes thereto); (ii) those which have been incurred in the ordinary course of business since the Interim Balance Sheet Date and which are not material in amount; (iii) as set forth in the Bank’s call report for the period ended on the Interim Balance Sheet Date; (iv) are incurred in connection with the Transactions; or (v) as would not, in the aggregate, have a Bank Material Adverse Effect.

(c)            Since January 1, 2013, the Bank and its Subsidiaries have duly filed with the FDIC and any other applicable Governmental Authority the reports required to be filed under applicable Laws and such reports were in all material respects accurate and complete and in compliance with the requirements of applicable Laws.

2.11            Absence of Certain Changes or Events. Except as set forth on Section 2.11 of the Bank Disclosure Schedule or in the Financial Statements, since the Interim Balance Sheet Date and through the date hereof, except as specifically contemplated by, or as disclosed in, this Agreement, the Bank and its Subsidiaries have conducted their businesses in all material respects in the ordinary course consistent with past practice and, since and through such dates, there has not been any Bank Material Adverse Effect.

2.12            Taxes and Tax Returns. Except as set forth on Section 2.12 of the Bank Disclosure Schedule:

(a)            Other than as disclosed on Schedule 2.12(a), the Company, the Bank and each of their Subsidiaries have filed all Tax Returns that they were required to file under applicable Laws with respect to the business of the Bank or any of its Subsidiaries, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Law.  All such Tax Returns to the extent, but only to the extent, that they relate to the Bank or any of its Subsidiaries, are complete and accurate in all material respects and were prepared in substantial compliance with all applicable Laws. Taxes due and owing by the Company, the Bank or any of their Subsidiaries (whether or not shown on any Tax Return) with respect to the business of the Bank or any of its Subsidiaries have been paid other than Taxes that have been reserved or accrued on the Balance Sheet and which the Company, the Bank, or any of their Subsidiaries is contesting in good faith.  None of the Company, the Bank or their Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return.  Since January 1, 2013, no written claim has been made by an authority in a jurisdiction where the Company, the Bank or any of their Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no Liens for Taxes (other than Taxes not yet delinquent or the amount or validity of which is being contested in good faith) upon any of the Bank, the assets of the Bank or any of its Subsidiaries.

(b)            The Company, the Bank and each of their subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other Third Party.

(c)            Other than as disclosed on Schedule 2.12(c), no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or to the Company’s Knowledge are pending with respect to the Company, the Bank or any of their Subsidiaries.  Other than with respect to audits that have already been completed and resolved, neither the Company nor the Bank nor any of their Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Company, the Bank or any of its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) written request for information related to Tax matters; or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Bank or its Subsidiaries, or against the Company or any of its other Subsidiaries that relates to the business of the Bank or its Subsidiaries.  Section 2.12(c) of the Disclosure Schedule lists all federal, state, local, and non-U.S. income Tax Returns filed with respect to any of Bank or its Subsidiaries for taxable periods ended on or after December 31, 2013, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.

(d)            The Company has made available to Buyer accurate and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to the Company, the Bank and their Subsidiaries for taxable periods ended on or after December 31, 2013. The Company has made available to Buyer accurate and complete copies of all examination reports, letter rulings, technical advice memoranda, and similar documents, and statements of deficiencies assessed against or agreed to by the Company, the Bank or any of their Subsidiaries filed for the years ended on or after December 31, 2013. The Company, the Bank and their Subsidiaries have timely and properly taken such actions in response to and, in compliance with notices, the Company, the Bank or any of their Subsidiaries has received from the Internal Revenue Service (the “IRS”) in respect of information reporting and backup and nonresident withholding as are required by Law except as disclosed on Schedule 2.12(d).

(e)            The Company, the Bank and their Subsidiaries have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f)            The Company, the Bank and their Subsidiaries have not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). The Bank and its Subsidiaries (i) have not been members of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Bank or the Company) and (ii) have no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than the Company or its Subsidiaries) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign Law).

(g)            The Company, the Bank and their Subsidiaries have not distributed stock of another Person nor had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h)            The Company has been a validly electing S corporation within the meaning of Code §1361 and §1362 at all times since January 1, 2006, and the Company will be an S corporation up to and including the Closing Date.

(i)             The Bank is a “qualified subchapter S subsidiary” within the meaning of Code §1361(b)(3)(B) and has been a “qualified subchapter S subsidiary” at all times since January 1, 2006 and Bank will be a “qualified subchapter S subsidiary” up to the Closing Date.

(j)            The Tax Disclosure Schedule identifies each Bank Subsidiary that is a ‘‘qualified subchapter S subsidiary’’ within the meaning of Code §1361(b)(3)(B). Each Bank Subsidiary so identified has been a “qualified subchapter S subsidiary” at all times since the date shown on such schedule up to and including the day before the Closing Date.

(k)            Since January 1, 2006, the Company has not treated the Bank or its Subsidiaries as a separate corporation under the provisions of La. Rev. Stat. Ann. 47: 287.732.

2.13            Employee Benefit Matters.

(a)            Section 2.13(a) of the Bank Disclosure Schedule contains a list of each material benefit, pension, profit sharing, retirement, employment, consulting, compensation, incentive, deferred compensation, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, retention, severance, death benefit, vacation, paid time off, welfare and fringe-benefit agreement, arrangement, plan, policy or program in effect and covering one or more Employees or former Employees of the Bank or any of its ERISA Affiliates, current or former directors of the Bank or any of its ERISA Affiliates or the beneficiaries or dependents of any such Persons, which is maintained, sponsored, contributed to, or required to be contributed to by the Bank or any of its ERISA Affiliates, or under which the Bank or any of its ERISA Affiliates has any liability for premiums or benefits (as listed on Section 2.13(a) of the Bank Disclosure Schedule, each, a "Benefit Plan").

(b)            Except as would not have a Bank Material Adverse Effect, each Benefit Plan and related trust complies with all applicable Laws (including ERISA, the Code and applicable local Laws). Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a "Qualified Benefit Plan") has received a favorable determination letter from the IRS which remains in effect and has not expired, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor for the current remedial amendment period, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the IRS or the unavailability of reliance on such opinion letter from the IRS. Except as would not have a Bank Material Adverse Effect, all benefits, contributions and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely paid in accordance with the terms of such Benefit Plan and/or the terms of all applicable Laws and all required contributions, premiums or payments for which the due date has not yet occurred are properly accrued in accordance with GAAP.  To the Company’s Knowledge, no amount or any assets of any Qualified Benefit Plan are subject to Tax as unrelated business taxable income. To the extent any assets of any Qualified Business Plan are subject to Tax as unrelated business taxable income, all such Tax due on or before the Closing Date has been or will be reported and paid as required under the applicable provisions of the Code.

(c)            Except as set forth in Section 2.13(c) of the Bank Disclosure Schedule and other than as required under Section 4980B of the Code or other applicable Law, no Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).  Section 2.13(c) of the Bank Disclosure Schedule contains a list identifying the retirees, if any, who are currently participating in the Bank’s health plan and a list identifying any COBRA qualified beneficiaries currently participating in the Bank’s health plan.

(d)            Except as would not have a Bank Material Adverse Effect: (i) there is no pending or, to the Company’s Knowledge, threatened Action relating to a Benefit Plan and (ii) no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority.

(e)            Except as set forth in Section 2.13(e) of the Bank Disclosure Schedule, or as would not have a Bank Material Adverse Effect, no Benefit Plan exists that could: (i) result in the payment to any Employee, director or consultant of any money or other property; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Employee, director or consultant; or (iii) limit or restrict the ability of Buyer or its Affiliates to merge, amend or terminate any Benefit Plan, in each case, as a result of the execution of this Agreement or the consummation of the Transactions.  Neither the execution of this Agreement nor the consummation of the Transactions will result in "excess parachute payments" within the meaning of Section 280G(b) of the Code.

(f)            All filings required by ERISA and/or the Code as to each Benefit Plan, including but not limited to the annual report (Form 5500) and Tax information returns, have been timely filed in all material respects, and all notices and disclosures to participants required by either ERISA or the Code have been timely provided in all material respects.  Neither the Bank or any of its ERISA Affiliates has any liability to any Governmental Authority for failure to timely or properly make such filings or provide such notices or disclosures when due.

(g)            To the Company’s Knowledge, each Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code is in documentary compliance with Section 409A, and has been established, operated, and maintained in compliance with Section 409A.  To the Company’s Knowledge, no acts or omissions have occurred with respect to any Benefit Plan that is subject to Section 409A which would reasonably be expected to give rise to any excise Taxes thereunder.

(h)            Bank owns or will own by the Closing Date, annuities and/or other insurance products in sufficient amounts, and from which Bank may draw, to satisfy its liabilities to its employees and/or directors under each Benefit Plan that is a “nonqualified deferred compensation plan,” including but not limited to each Salary Reduction Agreement and Supplemental Income Plan between the Bank and any such employee or director.

2.14            Labor Matters. Each of the Bank and its Subsidiaries is in material compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Bank and its Subsidiaries, respectively. Neither the Bank nor any of its Subsidiaries is a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of its Employees. Since January 1, 2013, there has not been, nor, to the Company’s Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Bank or any of its Subsidiaries.

2.15            Insurance. Section 2.15 of the Bank Disclosure Schedule sets forth a list, as of the date hereof, of all material insurance policies maintained by the Bank and its Subsidiaries or with respect to which the Bank is a named insured or otherwise the beneficiary of coverage, including, without limitation, any bank-owned life insurance policies (“BOLI”) (collectively, the “Insurance Policies”). Such Insurance Policies are in full force and effect on the date of this Agreement and all premiums which have become due on such Insurance Policies have been timely paid. The value of the BOLI set forth on Section 2.15 of the Bank Disclosure Schedule is fairly and accurately reflected on the Interim Balance Sheet in all material respects. Except as set forth on Section 2.15 of the Bank Disclosure Schedule, the BOLI, and any other life insurance policies on the lives of any current and former officers and directors of the Bank and its Subsidiaries that are maintained by the Bank or any such Subsidiary or otherwise reflected on the Interim Balance Sheet are, and will at the Closing be, owned by the Bank or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers, directors or members of their families.

2.16            Environmental Matters.  To the Company’s Knowledge, the Bank and its Subsidiaries are and have been in compliance with all applicable Environmental Laws, except where the failure to be in such compliance would not have a Bank Material Adverse Effect. Neither the Bank nor any of its Subsidiaries has received any written notice from a Governmental Authority that alleges that such entity has violated or is violating any Environmental Law, which notice or required action remains outstanding or unresolved as of the date of this Agreement. To the Company’s Knowledge, there has been no material release of any hazardous materials by the Bank or any of its Subsidiaries at or from any facilities or Real Property owned or leased by the Bank or any of its Subsidiaries or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Bank or any of its Subsidiaries and, in each case, for which the Company has any material liability. The representations and warranties set forth in this Section 2.16 are the Company’s sole and exclusive representations and warranties regarding environmental matters.

2.17            Intellectual Property.

(a)            Section 2.17(a) of the Bank Disclosure Schedule lists all patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and internet domain name registrations owned by the Bank or any of its Subsidiaries. Except as would not have a Bank Material Adverse Effect, the Bank and its Subsidiaries own or have the right to use all Intellectual Property currently used in its respective businesses (the “Business Intellectual Property”).

(b)            Except as would not have a Bank Material Adverse Effect, to the Company’s Knowledge: (i) the Business Intellectual Property as currently licensed or used by the Bank and its Subsidiaries, and each of the Bank’s and its Subsidiaries’ conduct of business as currently conducted, do not infringe, misappropriate or otherwise violate the Intellectual Property of any Person; and (ii) no Person is infringing, misappropriating or otherwise violating any Business Intellectual Property. This Section 2.17(b) constitutes the sole representation and warranty of the Company under this Agreement with respect to any actual or alleged infringement, misappropriation or other violation by the Company, the Bank and its Subsidiaries of the Intellectual Property of any other Person.

(c)            No proceedings have been instituted, or are pending or, to the Company’s Knowledge, overtly threatened, that challenge the rights of the Bank or any of its Subsidiaries with respect to its Business Intellectual Property used, sold or licensed by Bank or any of its Subsidiaries in the course of its business, nor has any person claimed or alleged any right to such Business Intellectual Property.

2.18            Material Agreements.

(a)            Except as set forth on Section 2.18(a) of the Bank Disclosure Schedule, and except for the Leases, this Agreement and the Transactions, neither the Bank nor any of its Subsidiaries is a party to or is bound by any Contract:

(i)
with respect to the employment or service of any director, officer, employee, Affiliate or consultant for future payments (including change of control or severance), individually or in the aggregate, in excess of $100,000;

(ii)	which would entitle any director or officer of the Bank or any of its Subsidiaries to indemnification from the Bank or any of its Subsidiaries;
(iii)	by and among the Bank or any of its Subsidiaries, and/or any Affiliate thereof;
(iv)
which grants any exclusive right of first refusal, right of first offer or similar right with respect to any equity rights (including the Bank Shares), material assets or properties of the Bank and or any of its Subsidiaries;

(v)	which provides for the lease of personal property having a value in excess of $50,000 individually or $250,000 in the aggregate;
(vi)	which relates to capital expenditures and involves future payments in excess of $50,000 individually or $250,000 in the aggregate;
(vii)
which relates to the disposition or acquisition of any equity rights (including the Bank Shares), material assets or any material interest in any business enterprise outside the ordinary course of business of the Bank or its Subsidiaries;

(viii)	which is not terminable on 90 days or less notice and involving the payment of more than $50,000 per annum or a termination fee; or
(ix)
which materially restricts the conduct of, or ability of the Bank or any of its Subsidiaries to compete in, any business or the solicitation of employees or customers by the Bank or any of its Subsidiaries.

Each Contract of the type described in this Section 2.18(a), whether or not set forth on Section 2.18(a) of the Bank Disclosure Schedule, together with all Leases, is referred to herein as a “Bank Material Contract.” The Company has made available to Buyer accurate and complete copies of all of the Bank Material Contracts, including any and all material amendments and modifications thereto.

(b)            Each Bank Material Contract is legal, valid and binding upon the Bank or its Subsidiaries, as the case may be, and to the Knowledge of the Company, all other parties thereto, and is in full force and effect. Neither the Bank nor any of its Subsidiaries is in material breach of or default under any Bank Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the Knowledge of the Company, no other party to any Bank Material Contract is in material breach of or default under such Bank Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

2.19            Title to Assets; Real Property.

(a)            The Bank and its Subsidiaries have good and valid (and, in the case of owned Real Property, good and marketable fee simple) title to, or a valid leasehold interest in, all Real Property and tangible personal property and other assets reflected in the Audited Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business since the Interim Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following:

(i)	those items set forth in Section 2.19(a)(i) of the Bank Disclosure Schedule;
(ii)	Liens for Taxes accrued but not yet due and payable or being contested in good faith by appropriate procedures;
(iii)	mechanics', carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business;
(iv)	servitudes, easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property that are properly recorded;
(v)
other than with respect to owned Real Property, Liens arising under original purchase price conditional sales Contracts and equipment Leases with Third Parties entered into in the ordinary course of business;

(vi)
those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any Federal Home Loan Bank, interbank credit facilities, or any transaction by the Bank’s Subsidiaries acting in a fiduciary capacity; or

(vii)	other imperfections of title or encumbrances, if any, that have not had, and would not have, a Bank Material Adverse Effect.

(b)            Section 2.19(b) of the Bank Disclosure Schedule lists: (i) the street address of each parcel of owned Real Property and (ii) the street address of each parcel of leased Real Property, and a list, as of the date of this Agreement, of all leases for each parcel of leased Real Property involving total annual payments of at least $50,000 (collectively, “Leases”), including the identification of the lessee and lessor thereunder.

2.20            Regulatory Capitalization. The Bank is “well capitalized,” as such term is defined in 12 C.F.R. Part 324, Subpart A.

2.21            Loans; Nonperforming and Classified Assets; Allowance. Each loan agreement, note or direct borrowing arrangement, including, without limitation, portions of outstanding lines of credit, guarantees, credit card accounts, and loan commitments, on the Bank’s books and records (collectively, “Loans”) (i) is evidenced by documentation appropriate and sufficient to enforce such Loan in accordance with its terms and (ii) represents the legal, valid and binding obligation of the related borrower, enforceable in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by the Bankruptcy and Equity Exception. With respect to each Loan the Loan file contains all original or copies of notes, agreements, other evidences of indebtedness, security instruments and financing statements.

(a)            Other than Loans that have been pledged to the Federal Home Loan Bank in the ordinary course of business, no Loan has been assigned or pledged, and the Bank has good and marketable title thereto, without any basis for forfeiture thereof. The Bank is the sole owner and holder of the Loan free and clear of any and all Liens other than a Lien of the Bank.

(b)            Each Loan, to the extent purported to be secured by a Lien of the Bank, is secured by a valid, perfected and enforceable Lien of the Bank in the collateral for such Loan.

(c)            Except as set forth in Section 2.21(c) of the Bank Disclosure Schedule, each Loan was underwritten and originated by the Bank (i) in the ordinary course of business and (ii) in accordance with applicable Law, including without limitation, Laws related to usury, truth-in-lending, real estate settlement procedures, consumer credit protection, predatory lending, abusive lending, fair credit reporting, unfair collection practice, origination, collection and servicing, provided, that such representation and warranty is made solely with respect to such Loan in respect of which any applicable statute of limitations period for any related claim or dispute has not yet expired.

(d)            No Loan is subject to any valid right of rescission, set-off, counterclaim or defense, including the valid defense of usury, nor will the operation of any of the terms of the note or the mortgage (if applicable), or the exercise of any right thereunder, render either the note or the mortgage (if applicable) unenforceable, in whole or in part, or subject to any valid right of rescission, set-off, counterclaim or defense, including the valid defense of usury; provided that such representation and warranty is made solely with respect to such Loans in respect of which any applicable statute of limitations period for any claim or dispute arising from or relating to such then-applicable valid right of rescission, set-off, counterclaim or defense has not yet expired.

(e)            Section 2.21(e) of the Bank Disclosure Schedule discloses as of June 30, 2016: (i) any Loan under the terms of which the obligor is thirty (30) or more days delinquent in payment of principal or interest or placed on non-accrual status (iii) a listing of the real estate owned, acquired by foreclosure or by deed‑in‑lieu thereof, including the book value thereof; and (iv) each Loan with any director, executive officer or 5% or greater shareholder of the Bank, or to the Knowledge of the Company, any Person controlling, controlled by or under common control with any of the foregoing. All Loans which are classified as “Insider Transactions” by Regulation O of the Board of Governors of the Federal Reserve System (the “FRB”) have been made by the Bank in an arms‑length manner on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectability or present other unfavorable features.

(f)            Except as set forth in Section 2.21(f) of the Bank Disclosure Schedule, there is no Action or investigation pending, or to the Company’s Knowledge, threatened, with respect to any Loan.

(g)            The Bank's allowance for loan losses is, and has been since January 1, 2013, in compliance with the Bank's methodology for determining the adequacy of its allowance for loan losses as well as the standards established by any applicable Governmental Authority and the Financial Accounting Standards Board in all material respects.

2.22            Deposits.

(a)            The deposits of the Bank have been solicited, originated and administered by the Bank in accordance with the terms of their governing documents in effect from time to time and with applicable Law.

(b)            Each of the agreements relating to the deposits of the Bank is valid, binding, and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by the Bankruptcy and Equity Exception.

(c)            The Bank has complied with applicable Law relating to overdrafts, overdraft protection and payment for overdrafts.

(d)            Any debit cards issued by the Bank with respect to the deposits of the Bank have been issued and administered in accordance with applicable Law, including the Electronic Fund Transfer Act of 1978, as amended, and Regulation E of the Consumer Financial Protection Bureau.

2.23            Investment Securities. Each of the Bank and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Bank or its Subsidiaries. Such securities are valued on the books of the Bank in accordance with GAAP. The Bank and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which the Bank believes are prudent and reasonable in the context of such businesses.

2.24            Investment Management; Trust Activities.

(a)            Except as set forth on Section 2.24(a) of the Bank Disclosure Schedule, none of the Bank, any of its Subsidiaries or the Bank’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(b)            Except as set forth on Section 2.24(b) of the Bank Disclosure Schedule, neither the Bank nor any of its Subsidiaries engages in any trust business, nor administers or maintains accounts for which it acts as fiduciary (other than individual retirement accounts and Keogh accounts), including accounts for which it serves as trustee, custodian, agent, personal representative, guardian or conservator.

2.25            Derivative Transactions. Except as set forth on Section 2.25 of the Bank Disclosure Schedule, Bank has not engaged in or been party to any Derivative Transactions.

2.26            Deposit Insurance. The deposits of the Bank are insured by the FDIC in accordance with the FDIA to the fullest extent permitted by Law, and the Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of the Company, threatened.

2.27            CRA, Anti-money Laundering and Customer Information Security.

(a)            Neither the Bank nor any of its Subsidiaries is a party to any agreement with any individual or group regarding matters related to the Community Reinvestment Act of 1977, as amended, and any equivalent applicable state Laws (collectively, the “CRA”). The Bank is in compliance with all applicable requirements of the CRA.

(b)            To the Company’s Knowledge, the Bank and each of its Subsidiaries is in compliance, and has complied with, all applicable Laws relating to the prevention of money laundering of any Governmental Authority applicable to it or its property or in respect of its operations, including all applicable financial record-keeping, know-your-customer and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended from time to time, including by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act” and all such applicable Laws, the “Money Laundering Laws”). The Board of Directors of the Bank has adopted, and the Bank has implemented, a written anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

(c)            To the Knowledge of the Company, none of (i) the Bank, (ii) any Subsidiary of the Bank, (iii) any Person on whose behalf the Bank or any Subsidiary of the Bank is acting, or (iv) to the Company’s Knowledge, any Person who directly or indirectly beneficially owns securities issued by the Bank or any Subsidiary of the Company, is (A) named on the most current list of “Specially Designated Nationals” published by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the most recent Consolidated Sanctions List published by OFAC; (B) otherwise a country, territory or Person that is the target of sanctions administered by OFAC or the U.S. Department of State; (C) a Person engaged, directly or indirectly, in any transactions or other activities with any country, territory or Person prohibited by OFAC; (D) a Person that resides or has a place of business in a country or territory named on such lists or which is designated as a Non-Cooperative Jurisdiction by the Financial Action Task Force on Money Laundering; (E) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act; (F) a Person that resides in, or is organized under the Laws of, a jurisdiction designated by the Secretary of the Treasury under Section 311 or Section 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns; (G) a Person that is designated by the Secretary of the Treasury as warranting such special measures due to money laundering concerns; or (H) a Person that otherwise appears on any U.S.-government provided list of known or suspected terrorists or terrorist organizations. Neither the Bank nor any of its Subsidiaries has engaged in transactions of any type with any party described in clauses (A) through (H) in the past and neither the Bank nor any of its Subsidiaries is currently engaging in such transactions. The Bank and its Subsidiaries have in place and maintain internal policies and procedures that are reasonably designed to ensure the foregoing.

(d)            The Bank is in compliance with all applicable Laws related to privacy of customer information, including, without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, and the Interagency Guidelines Establishing Information Securities Standards set forth 12 C.F.R. Part 364, Appendix B (collectively, the “Privacy Laws”). The Board of Directors of the Bank has adopted, and the Bank has implemented, a written information security program that meets the requirements of applicable Law.

2.28            Transactions with Affiliates. Except as set forth on Section 2.28 of the Bank Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Bank or any of its Subsidiaries to, and neither the Bank nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder owning 5% or more of the outstanding capital stock of the Company or the Bank, director, Employee or Affiliate of the Bank or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with the Bank or any of its Subsidiaries. Except as set forth on Section 2.28 of the Bank Disclosure Schedule, neither the Bank nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders owning, directly or indirectly, 5% or more of the outstanding capital stock of the Company or Bank, directors or executive officers or any material transaction or agreement with any Employee other than executive officers. All agreements between the Bank and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.

2.29            No Brokers. There are no claims for brokerage commissions, finders’ fees or other similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of the Company, except for the fees and expenses of Sheshunoff & Co. Investment Banking, L.P. (“Sheshunoff”), which shall be paid by the Company at the Closing.

2.30            Flood-Affected Loans. To the Company’s Knowledge, the loans set forth in Section 5.18(b) of the Bank Disclosure Schedule are all of the loans of the Bank directly affected by the August 2016 flooding in the Baton Rouge, Louisiana area.

2.31            No Other Representations and Warranties.  Except for the representations and warranties contained in this Article II (including the related portions of the Bank Disclosure Schedule), none of the Company, the Bank or any of its Subsidiaries, or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company or the Bank or any of its Subsidiaries, including any representation or warranty as to the accuracy or completeness of any information regarding the Bank or its Subsidiaries furnished or made available to Buyer and its Representatives (including the Diligence Materials) or as to the future revenue, profitability or success of the Bank, or any representation or warranty arising from any Law.

ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF BUYER

3.1            Making of Representations and Warranties. Except as set forth in the Buyer Disclosure Schedule, Buyer represents and warrants to the Company as of the date of this Agreement and as of the Closing, as follows:

3.2            Organization, Standing and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Mississippi. Buyer is a bank holding company under the Bank Holding Company Act of 1956, as amended, and the regulations of the FRB promulgated thereunder. Buyer is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have a Buyer Material Adverse Effect. Each of Buyer’s Subsidiaries has been duly organized and qualified under the Laws of the jurisdiction of its organization and is duly qualified to do business and in good standing (with respect to jurisdictions that recognize the concept of good standing) in the jurisdiction where its ownership or leasing of property or the conduct of its business requires such Subsidiary to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have a Buyer Material Adverse Effect. Buyer owns, directly or indirectly, all of the issued and outstanding equity securities of each of its Subsidiaries.

3.3            Corporate Power. Buyer has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.

3.4            Corporate Authority. This Agreement and the Transactions have been authorized by all necessary action by Buyer and no action is required of the equity holders of Buyer with respect to any of the Transactions. Buyer has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement is a legal, valid and binding agreement of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

3.5            Non-Contravention.

(a)            Subject to the receipt of the Regulatory Approvals, the execution, delivery and performance of this Agreement and the consummation of the Transactions by Buyer do not and will not: (i) result in a breach or violation of any provision of the Organizational Documents of Buyer or any of its Subsidiaries; (ii) constitute a breach or violation of, or a default under, or result in a right of termination, or the acceleration of any right or obligation under, any Law, Governmental Order or material Contract applicable to Buyer or any of its Subsidiaries or to which Buyer or any of its Subsidiaries, properties or assets is subject or bound; or (iii) require the consent or approval of any Third Party under any such Law, Governmental Order or material Contract applicable to Buyer or any of its Subsidiaries.

(b)            No Governmental Order, Permit, Regulatory Approval, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the Transactions, except for the Regulatory Approvals and such Governmental Orders, Permits, declarations, filings or notices, the failure of which to make or obtain would not have a Buyer Material Adverse Effect.

3.6            Compliance with Laws. To the Buyer’s Knowledge, Buyer and each of its Subsidiaries, since January 1, 2013, has all material Permits and has made all material filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such Permits are in full force and effect, except where the failure to obtain such would not have a Buyer Material Adverse Effect.

3.7            Litigation; Regulatory Action. Neither Buyer nor any of its Subsidiaries is a party to or is subject to any assistance agreement, board resolution, Governmental Order, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the FRB or the OCC) or the supervision or regulation of Buyer or any of its Subsidiaries.

3.8            Regulatory Capitalization. Buyer Bank is, and immediately after the Closing will be, “well capitalized,” as such term is defined in 12 C.F.R. Part 3. Buyer meets the standards set forth in 12 C.F.R § 225.14(c)(1), (2) and (3)(ii).

3.9            Investment Purpose.  Buyer is acquiring the Bank Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Bank Shares are not registered under the Securities Act of 1933, as amended, or any state securities Laws, and that the Bank Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended, applicable regulations of the FDIC, or an applicable exemption therefrom and subject to state securities Laws, as applicable. Buyer is able to bear the economic risk of holding the Bank Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

3.10            Brokers. Except for Keefe, Bruyette & Woods, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer, and whose expenses shall be paid by Buyer.

3.11            Sufficient Funds. Buyer or Buyer Bank has, and will have at the Closing, sufficient funds to enable Buyer to make payment of the Purchase Price and consummate the Transactions.

3.12            Independent Investigation.  Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Bank and its Subsidiaries, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Bank and its Subsidiaries for such purpose. Buyer acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the Transactions, Buyer has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article II of this Agreement (including the related portions of the Bank Disclosure Schedule); and (ii) none of the Company, the Bank or any of its Subsidiaries, or any other Person has made any representation or warranty as to the Company, the Bank or any of its Subsidiaries, or this Agreement, except as expressly set forth in Article II of this Agreement (including the related portions of the Bank Disclosure Schedule).

ARTICLE IV
 COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1            Bank and Company Forbearances. From the date hereof until the Closing, except (i) to the extent Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in the Bank Disclosure Schedule, (iii) as contemplated or permitted by this Agreement, (iv) as may be necessary or appropriate to carry out the Transactions, or (v) as may be required to facilitate compliance with any Law or Contract, the Bank shall not, and the Company will use commercially reasonable efforts to cause each of the Bank and its Subsidiaries not to,:

(a)            Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice, or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, employees and business associates; provided that this Section 4.1(a) shall not prohibit the Company or the Bank, as applicable, from fulfilling its obligations specifically set forth elsewhere in this Agreement..

(b)            Stock. (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock, any securities convertible into or exchangeable for any additional shares of stock, any stock options or stock appreciation rights, or any other rights to subscribe for or acquire shares of stock, or take any action related to such issuance or sale or (ii) grant or approve any preemptive or similar rights with respect to any Bank Shares.

(c)            Dividends, Etc. (i) Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of stock other than (A) dividends from wholly owned Subsidiaries to the Bank or (B) from the Bank to the Company for purposes of funding Tax distributions to Company shareholders, in the ordinary course of business and consistent with past practice or (ii) directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than with respect to shares withheld for Tax purposes upon the vesting of restricted stock awards or performance share awards or tendered to pay withholding Taxes or in payment of the exercise price of stock options).

(d)            Compensation. Increase the compensation of its employees, other than as provided for in any written agreements entered into prior to the date hereof and disclosed in Section 4.1(d) of the Bank Disclosure Schedule or in the ordinary course of business, including discretionary bonus payments of the type and in amounts consistent with past practice and not to exceed the amounts accrued for by the Bank.

(e)            Benefit Plans. Except (i) as may be required by applicable Law or (ii) to satisfy contractual obligations existing as of the date hereof and disclosed on Section 2.13(e) of the Bank Disclosure Schedule, adopt, amend or modify any Benefit Plan, the effect of which in the aggregate would increase the obligations of the Bank.  Nothing contained in this Section 4.1(e) shall prohibit the Bank or the Company from satisfying its obligations under Section 2.13(h).

(f)            Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that, together with all other such transactions, is not material to the Bank and its Subsidiaries taken as a whole.

(g)            Organizational Documents. Amend its Organizational Documents.

(h)            Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, securities, deposits or properties of any other entity.

(i)            Capital Expenditures. Except for any emergency repairs to Real Property or personal property owned by Bank (in which case it will use commercially reasonable efforts to notify Buyer), make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $100,000 in the aggregate.

(j)            Contracts. Enter into or terminate any Bank Material Contract or amend or modify in any material respect any Bank Material Contract.

(k)            Claims. Enter into any settlement or similar agreement with respect to any Action, Governmental Order or investigation to which the Company or any of its Subsidiaries is a party, which settlement or similar agreement involves payment by the Company or any of its Subsidiaries of any amount which exceeds $50,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of the Bank or any of its Subsidiaries after the Closing; provided, however, that the foregoing shall not apply to any shareholder litigation against the Company, the Bank or any of its Subsidiaries and/or their directors relating to the Transactions, or any other Action or investigation relating to the Transactions or that would reasonably be expected to result in any of the conditions set forth in Article VII not being satisfied.

(l)            Banking Operations. Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable Law; introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; or file any application or make any Contract with respect to branching or site location or branching or site relocation.

(m)            Derivative Transactions. Enter into any Derivative Transactions.

(n)            Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), prepay any indebtedness or other similar arrangements so as to cause the Company or any of its Subsidiaries to incur any prepayment penalty thereunder, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(o)            Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount not in accordance with the Company’s investment policy or (ii) any other debt security other than in accordance with the Company’s investment policy, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise.

(p)            Loans. (i) Make, increase or purchase any Loan (which for purposes of this Section 4.1(p) shall include both funded and unfunded commitments) if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would equal or exceed $500,000 for secured Loans or $100,000 for unsecured loans or (ii) renegotiate, renew, increase, extend, modify or purchase any existing Loan rated “special mention” or lower in an amount equal to or greater than $250,000.

(q)            Accounting Methods. Implement any material change in any method of accounting or accounting practice, except as required by GAAP or applicable Law or as disclosed in the notes to the Financial Statements.

(r)            Tax Matters. Make or change any material Tax election, change an annual accounting period, adopt or change any material accounting method, file any material amended Tax Return, fail to timely file any material Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, surrender any material right to claim a refund of Taxes, consent to any material extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax. For purposes of this Section 4.1(r), “material” means affecting or relating to $50,000 or more of taxable income.

(s)            Loan Policies. Change its Loan policies or procedures in effect as of the date hereof, except as required by any Governmental Authority.

(t)            Agreements. Agree to do, or make any commitment to, take or adopt any resolution of the Board of Directors of Bank or any of its Subsidiaries in support of anything prohibited by this Section 4.1.

4.2            Forbearances of Buyer. From the date hereof until the Closing, except as set forth on the Buyer Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of the Company, Buyer will not, and will cause its Subsidiaries not to (i) knowingly take any action that would be reasonably likely to cause a material delay in or impediment to the consummation of the Transactions or (ii) take any action that is intended or is reasonably likely to result in any of the conditions set forth in Article VII not being satisfied.

ARTICLE V
 ADDITIONAL AGREEMENTS

5.1            Shareholder Approval.  As promptly as practicable following the date of this Agreement, the Company and Bank shall take all action necessary in accordance with applicable Law and their Organizational Documents to convene a meeting (the “Special Meeting”) (or, in the case of the Bank, execute a waiver of such meeting and adopt a unanimous consent in lieu thereof) of their respective shareholders to be held to consider (i) adoption of this Agreement and (ii) approval of the Transactions. Unless there has been a Company Board Recommendation Change, the Company will make the Company Board Recommendation and use its reasonable best efforts to solicit from its shareholders the requisite votes in favor of the adoption of this Agreement and the approval of the Transactions. The Company will use reasonable best efforts to ensure that the Special Meeting is held and conducted, and that all proxies and votes solicited by the Company in connection with the Special Meeting are solicited, in compliance with applicable Law.

5.2            Access; Information.  From the date hereof until the Closing, the Company shall, and shall cause the Bank and its Subsidiaries to: (i) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to the Bank and its Subsidiaries; (ii) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Bank and its Subsidiaries as Buyer or any of its Representatives may reasonably request; and (iii) instruct the Representatives of the Company and the Bank to cooperate with Buyer in its investigation of the Bank and its Subsidiaries; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Company, under the supervision of the Bank’s personnel and in such a manner as not to interfere with the normal operations of the Bank. All requests by Buyer for access pursuant to this Section 5.2 shall be submitted or directed exclusively to Klein Kirby, President or such other individuals as the Company may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, none of the Company, the Bank or any of its Subsidiaries shall be required to disclose any information to Buyer if such disclosure would, in the Company’s reasonable discretion: (A) cause significant competitive harm to the Company, the Bank or any of its Subsidiaries and their respective businesses if the Transactions are not consummated; (B) jeopardize any attorney-client or other privilege; or (C) contravene any applicable Law or fiduciary duty. Prior to the Closing, without the prior written consent of the Company, which may be withheld for any reason, Buyer shall not, unless required by applicable Law, contact any suppliers to, or customers of, the Bank or any of its Subsidiaries and Buyer shall have no right to perform invasive or subsurface investigations of the Real Property. Buyer shall, and shall cause its Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 5.2. No investigation by Buyer of the business and affairs of Bank and its Subsidiaries shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Buyer’s obligation to consummate the Transactions.

5.3            Regulatory Applications; Filings; Consents.

(a)            Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all Permits and orders from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement, including the Regulatory Approvals. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such Permits and orders. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required Permits or orders. Buyer shall make all applicable Regulatory Filings with respect to the Transactions within 20 Business Days after the date hereof and shall supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested in connection therewith.

(b)            Without limiting the generality of Buyer’s undertaking pursuant to this Section 5.3, each party agrees to use its commercially reasonable efforts and to take commercially reasonable steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to close the Transactions as promptly as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any Governmental Order in any Action, which would otherwise have the effect of materially delaying or preventing the consummation of the Transactions. In addition, each party shall use its reasonable best efforts to defend through litigation on the merits any Action asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Governmental Order (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing.

(c)            All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the Transactions (but, for the avoidance of doubt, not including any interactions between the Company or the Bank with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(d)            The Company and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all Third Parties that are described in Section 2.7(a) of the Bank Disclosure Schedule and Section 3.5(a) of the Buyer Disclosure Schedule; provided, however, that the Company shall not be obligated to pay any consideration therefor to any Third Party from whom consent or approval is requested.

5.4            Public Announcements. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Buyer, and thereafter the Company and Buyer shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; provided that (i) a party hereto may, without the prior consent of the other parties hereto, issue such press release or make such public statement as may be required by Law or Governmental Order or the applicable rules of any stock exchange if it has used its commercially reasonable efforts to consult with the other party and to obtain such party’s consent but has been unable to do so prior to the time such press release or public statement is so required to be issued or made and (ii) the Company will not be obligated to engage in such consultation with respect to communication that are principally directed to employees, customers, partners or vendors of the Bank or any of its Subsidiaries so long as such communications are consistent with previous releases, public disclosures or public statements made jointly by the parties (or individually, if approved the other party).

5.5            No Solicitation.

(a)            The Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its and its Subsidiaries' Representatives to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that would reasonably be expected to lead to any Takeover Proposal, or, subject to Section 5.5(b), directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of tender offer), business combination, recapitalization, liquidation, dissolution or similar transaction involving the Bank or any of its Subsidiaries that, if consummated, would constitute a Takeover Proposal or (ii) participate in any discussions with or provide any confidential information or data to any Person (or Representative of such Person) relating to a  Takeover Proposal or engage in any negotiations concerning a Takeover Proposal, or knowingly facilitate any effort or attempt to make or implement a Takeover Proposal, or (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other Contract related to a Takeover Proposal (each, a "Bank Acquisition Agreement") or (iv) propose or agree to do any of the following.  Subject to Section 5.5(b), neither the Company Board nor any committee thereof shall fail to make, withdraw, amend, modify or materially qualify, in a manner materially adverse to Buyer, the Company Board Recommendation, or recommend a Takeover Proposal, or resolve or agree to take any of the foregoing actions (any of the foregoing, a "Company Board Recommendation Change"). The Company shall, and shall cause its Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Takeover Proposal.

(b)            Notwithstanding Section 5.5(a), prior to obtaining the Company Shareholder Approval, the Company Board, directly or indirectly through any Representative, may, (i) subject to Section 5.5(c), participate in negotiations or discussions with any Third Party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board believes in good faith, after consultation with its outside legal counsel and financial advisor, constitutes or could reasonably be expected to lead to a Superior Proposal; (ii) thereafter furnish to such Third Party non-public information relating to the Bank or any of its Subsidiaries and afford access to the business, properties, assets, books or records of the Bank or any of its Subsidiaries after first entering into an Acceptable Confidentiality Agreement; and (iii) following receipt of and on account of a Superior Proposal, make a Company Board Recommendation Change if and only to the extent that the Company Board determines in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)            The Company shall notify Buyer in writing promptly (but in no event later than one Business Day) after it obtains receipt by the Company (or any of its Representatives) of any Takeover Proposal, any inquiry that would reasonably be expected to lead to a Takeover Proposal, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party.

(d)            Except as set forth in this Section 5.5(d), the Company Board shall not make any Company Board Recommendation Change or enter into (or permit any Subsidiary to enter into) a Bank Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, the Company Board may make a Company Board Recommendation Change or enter into (or permit any Subsidiary to enter into) a Bank Acquisition Agreement, if and only if: (i) the Company notifies Buyer in writing at least four Business Days (the "Notice Period") before making a Company Board Recommendation Change or entering into (or causing a Subsidiary to enter into) a Bank Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal; (ii) the Company attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such Superior Proposal; (iii) the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries' Representatives to, during the Notice Period, negotiate with Buyer in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Buyer, in its discretion, proposes to make such adjustments; and (iv) the Company Board determines in good faith, after consulting with its outside legal counsel and financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any written adjustments made by Buyer during the Notice Period in the terms and conditions of this Agreement.

(e)            Nothing contained in this Section 5.5 or elsewhere in this Agreement shall prohibit the Company, the Company Board or their Representatives from: (i) disclosing to the Company’s shareholders any factual information regarding the business, financial condition or results of operations of the Bank or the fact that a Bank Acquisition Proposal has been made, the identity of the party making such Bank Acquisition Proposal or the material terms of such Bank Acquisition Proposal (and no such disclosure shall, taken by itself, be deemed to be a Company Board Recommendation Change); or (ii) furnishing excerpts of this Agreement to any Third Party (or the Representatives of such Third Party) that makes any inquiry regarding a Takeover Proposal or communicating with such Third Party to the extent necessary to direct such Person to the provisions of this Section 5.5; provided, however, that the Company Board shall not make any express Company Board Recommendation Change except in accordance with Section 5.5.

5.6            Indemnification; Directors’ and Officers’ Insurance.

(a)            Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Bank and its Subsidiaries now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of the Bank or any of its Subsidiaries, as provided in the Organizational Documents of the Bank or any of its Subsidiaries, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof and disclosed in Section 5.6(a) of the Bank Disclosure Schedule, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b)            Prior to Closing, the Bank shall purchase, effective as of the Closing Date, “tail” insurance policies with respect to the insurance coverages currently maintained by the Company on behalf of the Company, the Bank and their Subsidiaries with respect to the business and operations of the Bank and its Subsidiaries (including without limitation, directors’ and officers’ liability, employment practices liability, fiduciary liability and professional liability insurance) with a reporting period of at least six (6) years from the Closing Date with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company, the Bank and their Subsidiaries when compared to the insurance coverages currently maintained by the Company on behalf of the Company, the Bank and their Subsidiaries and their directors and officers, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transactions).

(c)            The obligations of Buyer, the Bank and its Subsidiaries under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 5.6 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6, each of whom may enforce the provisions of this Section 5.6).

(d)            In the event Buyer, the Bank or its Subsidiaries, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer, the Bank and its Subsidiaries, as the case may be, shall assume all of the obligations set forth in this Section 5.6.

5.7            Employees and Benefit Plans.

(a)            Each Employee who remains employed by Buyer or the Buyer Bank after the Closing (“Continuing Employee”) shall be entitled to: (i) a base salary or hourly wages and (ii) bonus opportunities which are commensurate with the compensation and bonus opportunities available to the other employees of the Buyer and/or the Buyer Bank serving in comparable positions.  Buyer shall provide to each Employee who is not a Continuing Employee or who is terminated within one (1) year following the Closing (other than for cause, death, disability, normal retirement or voluntarily resignation) a severance payment equal to one (1) weeks’ pay for each year of service with the Bank or its Subsidiaries; provided that the minimum severance payment shall be four (4) weeks’ pay and the maximum severance shall be twelve (12) weeks’ pay.  The severance payment shall be payable in a lump sum, in cash, on the first payroll date following the Employee’s termination date.

(b)            With respect to any employee benefit plan maintained by Buyer, the Buyer Bank, or their Subsidiaries (collectively, “Buyer Benefit Plans”), Buyer shall, or shall cause the Buyer Bank to, recognize service of the Continuing Employees with the Bank or any of its ERISA Affiliates prior to the Closing as if such service were with Buyer and/or the Buyer Bank for vesting and eligibility purposes, but not for purposes of determining the level of benefits, in any Buyer Benefit Plan in which such Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding Benefit Plan.  All Continuing Employees will be covered by the Buyer Benefit Plans on substantially the same basis as other employees of the Buyer or the Buyer Bank performing services in comparable positions and after meeting the eligibility requirements for such Buyer Benefit Plan taking into account credit for service prior to the Closing as provided above.  Notwithstanding the preceding and except as provided in Section 5.8 below with respect to the Retirement Plans, Buyer may determine to continue any Benefit Plan for the Continuing Employees in lieu of offering participation in a Buyer Benefit Plan for such periods as Buyer determines.  Alternatively, Buyer may elect (i) after the Closing, to terminate or amend any of the Benefit Plans or to merge any of the Benefit Plans with a Buyer Benefit Plan or (ii) to require that the Company cause the Bank to terminate such Benefit Plan immediately prior to the Closing.

(c)            This Section 5.7 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.7, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.7. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.7 shall not create any right in any employee or any other Person to any continued employment with the Bank, Buyer or any of their respective Affiliates or to any compensation or benefits of any nature or kind whatsoever.

5.8            Retirement Plans.

(a)            The Bank currently maintains the Iberville Bank 401(k) Plan (the “401(k) Plan”) and the Group Pension Plan For Employees of Iberville Bank (the “Pension Plan”).  The 401(k) Plan and the Pension Plan are herein referred to collectively as the “Retirement Plans.”  The Company agrees to cause the Bank and its Subsidiaries to take all steps necessary to terminate the Retirement Plans, such terminations to be subject to the consummation of the Transactions and effective as of the day immediately prior to the Closing.

(b)            The Company shall cause Bank and its ERISA Affiliates, as necessary, to (i) fully fund the Pension Plan prior to Closing cost in the amount necessary to terminate the Pension Plan under the Pension Benefit Guaranty Corporation (“PBGC”) standardized termination process, (ii) to make all filings and provide all notices required to complete the termination of the Pension Plan in accordance with the PBGC standard termination process, and (iii) if, in the reasonable opinion of the independent accounting firm of the Company or the Bank, allowed under GAAP, accrue on the financial statements of the Bank a liability in an amount reasonably calculated to be sufficient to satisfy the Bank’s obligation for all benefits due to participants under the Pension Plan on a termination basis.  The termination of the Pension Plan is to be effective on such date as to allow for completion of the standard termination process prior to Closing; provided, however, if it is determined to be in the best interest of the participants in the Pension Plan to obtain a favorable determination letter from the IRS in connection with the termination, completion of the standard termination process may be delayed until receipt of such favorable determination letter.

(c)            The termination of the 401(k) Plan shall be effective no later than the day immediately preceding the Closing.  The Company shall cause the Bank and its Subsidiaries to make all contributions due under the terms of the 401(k) Plan through the date of such termination.  At the request of Buyer, the Company shall cause the Bank and its ERISA Affiliates, as necessary, to authorize the filing of the 401(k) Plan with the IRS for a determination letter as to the effect of the termination on the qualified status of the 401(k) Plan, and Buyer shall be responsible for payment of the application fee in connection therewith.  The assets of the 401(k) Plan shall be distributed to the participants in accordance with the terms thereof as soon as administratively feasible after the termination and, if applicable, receipt of a favorable determination letter from the IRS.

(d)            The Company agrees to cause the Bank and its ERISA Affiliates, as necessary, to adopt, or cause to be adopted, resolutions of their respective Boards of Directors to (i) terminate the Retirement Plans in accordance with the preceding provisions and at Buyer’s cost; (ii) fully vest the account balances of the affected participants in the Retirement Plans to the extent not previously vested, no later than the date of the respective terminations; (iii) appoint a committee (“Administrative Committee”) to serve as plan administrator of each Retirement Plan from and after the effective date of the Closing; (iv) amend the Retirement Plans, as necessary, to accomplish the termination and reserve to the Administrative Committee the power to further amend the Retirement Plans following the date of termination to the extent necessary to comply with all applicable Laws or to facilitate the termination thereof; and (v) provide for the distribution of benefits from the Retirement Plans in accordance with the respective terms thereof and as permitted under applicable Law.  To the extent not completed prior to the Closing, the Administrative Committee will be responsible for the termination, allocation and distribution of plan assets, related notices and reporting responsibilities to the IRS, Department of Labor, PBGC and other government entities, if any.

5.9            WARN Act Liability.  Buyer shall not, and shall cause the Bank and its Subsidiaries not to, take any action following the Closing that could result in WARN Act liability.

5.10            Notification of Certain Matters. Each of Buyer and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any condition set forth in Article VII not being satisfied, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. No such notice by Buyer or the Company shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Buyer’s or the Company’s obligations to consummate the Transactions.

5.11            Confidentiality Agreement. Each party acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided or made available pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.11 shall nonetheless continue in full force and effect.

5.12            Closing Conditions. From the date hereof until the Closing, each party shall, and the Company shall cause the Bank and its Subsidiaries to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof.

5.13            Supplement to Disclosure Schedules.  From time to time prior to the Closing, the Company shall have the right (but not the obligation) to supplement or amend the Bank Disclosure Schedule hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the termination rights contained in this Agreement or of determining whether or not the conditions set forth in Article VII have been satisfied; provided, however, that if Buyer has the right to, but does not elect to, terminate this Agreement within five Business Days of its receipt of such Schedule Supplement, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter as disclosed.

5.14            Appointment of Board Member.  Prior to the Closing Date, Buyer will appoint one additional member to the Board of Directors of Buyer Bank, who is to be selected by Buyer and Buyer Bank in its sole discretion according to the provisions of Buyer Bank’s Articles of Incorporation and Bylaws.  The election of such board member will be made effective on the Closing Date.  At the next meeting of Buyer’s board of directors, Buyer shall nominate the same director to serve a full term of office as director of Buyer Bank according to the provisions of its Articles of Association and Bylaws.

5.15            Coordination; Integration.  Notwithstanding the conversion of the core processing and other data processing and information systems of Bank in conjunction with the Merger, and subject to applicable provisions of Law and non-objection from any Governmental Authority (including any commercially unreasonable restrictions imposed thereby), following the Merger the former main office and each branch of the Bank, will operate and conduct business under the trade name “Iberville Bank, a division of The First, A National Banking Association” or some mutually acceptable variation thereof for at least two (2) years following the Closing Date (along with signage, stationery and marketing materials in such name).

5.16            Invitations to and Attendance at Directors’ and Committee Meetings.  Bank will give notice to two (2) designees of Buyer and invite those persons to attend all regular and special meetings of the Board of Directors of Bank and all regular and special meetings of any board or senior management committee of Bank.  However, Bank may exclude such invitees from any portion of any meeting (i) during which any aspect of the Transactions is discussed; (ii) as a result of which the invitee’s presence may, in the opinion of its counsel, constitute a breach of attorney-client privilege; or (iii) as otherwise prohibited by applicable Law.  In addition, Bank will provide Buyer with copies of the minutes of all regular and special meetings of the Board of Directors of Bank and minutes of all regular and special meetings of any board or senior management committee of Bank held on or after the date of this Agreement (except portions of such minutes that are devoted to the discussion of this Agreement or the Merger that, upon the advice of legal counsel, are otherwise privileged) at the same time that those minutes are provided to directors or officers of Bank or otherwise upon the request of Buyer.

5.17            Resignation of Officers, Directors, or Managers of Subsidiaries.  Prior to the Closing, the Company and the Bank shall use commercially reasonably efforts to deliver, or cause the Subsidiaries to deliver, to the Company the resignation of any and all officers, directors or managers of the Subsidiaries as may be required by Buyer upon not less than 10 Business Days’ notice in advance of the Closing.

5.18            Escrow Agreement. Prior to the Closing, the Company and Buyer shall cooperate in good faith in engaging a mutually acceptable escrow agent (the “Escrow Agent”) to hold the Escrow Amount in accordance with a mutually acceptable escrow agreement (the “Escrow Agreement”), which will include the key terms set forth on Section 5.18(a) of the Bank Disclosure Schedule with regard to the loans set forth on Section 5.18(b) of the Bank Disclosure Schedule.

ARTICLE VI
TAX MATTERS

6.1            Preparation and Filing of Tax Returns.

(a)            Tax Indemnification. The Company shall indemnify Bank, its Subsidiaries, Buyer, and each Buyer Affiliate and hold them harmless from and against, any loss, claim, liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Company, the Bank and their Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (‘‘Pre-Closing Tax Period’’), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company, the Bank or any of their Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (iii) any and all Taxes of any person imposed on the Company, the Bank or any of their Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing.

(b)            Company and its shareholders shall not revoke Company’s election to be taxed as an S corporation within the meaning of Code §1361 and §1362 that would be effective on or before the Closing Date. Company and its shareholders shall not take or allow any action that would result in the termination of Company’s status as a validly electing S corporation within the meaning of Code §1361 and §1362 that would be effective on or before the Closing Date.

(c)            The Company shall not take or allow any action other than the sale of Bank’s stock pursuant to this Agreement that would result in the Bank or its Subsidiaries being treated as a separate corporation under the provisions of La. Rev. Stat. Ann. 47:287.732.

(d)            Company and its shareholders shall not revoke Company’s election to treat Bank as a “qualified subchapter S subsidiary” within the meaning of Code §1361(b)(3)(B).  Company and its shareholders shall not take or allow any action other than the sale of Bank’s stock pursuant to this Agreement that would result in the termination of Bank’s status as a validly existing “qualified subchapter S subsidiary” within the meaning of Code §1361(b(3)(B).

(e)            The Company shall cause the Company and each of its Subsidiaries to prepare and file all income Tax Returns of the Company and each of its Subsidiaries for Tax periods ending on or before the Closing Date and all other Tax Returns that are due on or before the Closing Date. Such Tax Returns shall be prepared in accordance with existing procedures and practices and accounting methods of the Company and its Subsidiaries as in effect on the date hereof, unless otherwise required by Law. All Tax Returns described in this Section 6.1(e) shall be prepared at the sole cost and expense of the Company.

(f)            Buyer shall prepare, or cause to be prepared, at Buyer’s expense, in accordance with existing procedures and practices and accounting methods of the Company and its Subsidiaries as in effect on the date hereof, unless otherwise required by Law, all Tax Returns other than income Tax Returns of the Bank and its Subsidiaries for any Pre-Closing Tax Period and all Tax Returns for the Bank and its Subsidiaries for any Straddle Period.  At least 20 days prior to the fling of such Tax Returns, Buyer shall provide such Tax Returns to the Company for the Company’s review and reasonable approval.

6.2            Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Transactions (including any Real Property transfer Tax and any similar Tax) shall be borne and paid by Buyer, and Buyer will file all necessary Tax Returns and other documentation with respect to all such Taxes and fees (the cost of which shall be borne by Buyer), and, if required by Applicable Law, the Company will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

6.3            Cooperation.  Buyer, the Company and each of their Subsidiaries shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return or any Tax Contest. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material.

6.4            Straddle Period. In the case of a Straddle Period, the amount of any Tax based on or measured by income or receipts of the Bank that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time), and the amount of any other Tax of the Bank that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date and the denominator of which is the total number of days in the entire Straddle Period.

6.5            Tax Refunds. The Company will be entitled to any Tax refunds or overpayments, net of any Taxes imposed with respect to the receipt or payment thereof and any expenses incurred in obtaining any such refund or overpayment, that are actually received by Buyer or any of its Subsidiaries with respect to Pre-Closing Tax Periods, except to the extent such refund arises as a result of a carryback of a loss or other Tax benefit from a Tax period (or portion thereof) beginning after the Closing Date and net of any third party costs to Buyer or its Affiliates attributable to the obtaining and receipt of such Tax refunds. To the extent such refund is subsequently disallowed or required to be returned to the applicable Governmental Authority, the Company agrees to promptly repay the amount of such refund, together with any interest, penalties or other additional amounts imposed by such Governmental Authority, to Buyer. Buyer will endeavor in good faith, if the Company so requests in writing and at the Company’s sole expense, to assist the Company in obtaining any material Tax refunds to which the Company is entitled hereunder unless Buyer reasonably determines that any such action could give rise to an adverse Tax effect to Buyer or its Affiliates (including the Company or its Subsidiaries) in a taxable period beginning after the date hereof.

6.6            Escrow Amount. Buyer and the Company agree for all Tax purposes that: (a) Buyer shall be treated as the owner of the Escrow Amount solely for Tax purposes, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or any portion thereof, shall be allocable to Buyer pursuant to Section 468B(g) of the Code and Proposed Treasury Regulations Section 1.468B-8; (b) if and to the extent any amount of the Escrow Amount that is paid to the Company is actually distributed to the Company, interest may be imputed on such amount as required by Section 483 or Section 1274 of the Code; and (c) in the event that the total amount of any interest and earnings earned on the portion of the Escrow Amount that is paid to the Company exceeds the imputed interest, such interest shall be treated as interest or other income and not as Purchase Price.  Clause “(c)” of the preceding sentence is intended to ensure that the right of the Company to the Escrow Amount that is paid to the Company and any interest and earnings earned thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder.  All parties hereto shall file all Tax Returns consistently with the foregoing.

ARTICLE VII
 CONDITIONS TO CLOSING

7.1            Conditions to Each Party’s Obligation to Close. The obligations of each of the parties to consummate the Transactions is conditioned upon the satisfaction at or prior to the Closing of each of the following conditions:

(a)            Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)            Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(c)            No Injunction. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no Law shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of any of the Transactions.

(d)            Escrow Agreement.  The Escrow Agreement shall have been executed by each of the Escrow Agent, the Company and Buyer.

7.2            Conditions to the Obligations of Buyer. The obligation of Buyer to consummate the Transactions is also conditioned upon the satisfaction or waiver by Buyer, at or prior to the Closing, of each of the following conditions:

(a)            Representations, Warranties and Covenants of the Company. (i) Each of the representations and warranties of the Company contained herein shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct would not have a Bank Material Adverse Effect and (ii) each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. Buyer shall have received a certificate, dated the Closing Date, signed by the President of the Company, to the effect that the conditions set forth in Sections 7.1 and 7.2(a) have been satisfied.

(b)            No Bank Material Adverse Effect.  Since the date hereof, there shall not have occurred a Bank Material Adverse Effect that is continuing as of the Closing.

(c)            Certificates.  The Company shall have delivered to Buyer stock certificates evidencing the Bank Shares, free and clear of all Liens, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer Tax stamps affixed thereto.

(d)            Bank Adjusted Capital Calculation. The Company shall have delivered to Buyer a true, correct and complete copy of the calculation of the Bank Adjusted Capital as of the Closing Date, including a certification signed by the President of Bank to the effect that such calculation is true, correct and complete as of such time and any supporting documentation for such calculation as Buyer may reasonably request in its discretion.

7.3            Conditions to the Obligations of the Company. The obligation of the Company to consummate the Transactions is also conditioned upon the satisfaction or waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a)            Representations, Warranties and Covenants of Buyer. (i) Each of the representations and warranties of Buyer contained herein shall be true and correct in all material respects (except that those representations and warranties that are limited by materiality shall be true and correct in all respects) as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date and (ii) each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. The Company shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer of Buyer, to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b)            Purchase Price.  Buyer shall have delivered to the Company cash in an amount equal to the Purchase Price in accordance with Section 1.2.

(c)            Real Property.  Buyer shall have purchased the real estate listed in Section 7.3(c) of the Bank Disclosure Schedule from the Management Company for fair market value.

ARTICLE VIII
 TERMINATION

8.1            Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by the mutual written consent of Buyer and the Company;

(b)            by written notice of Buyer or the Company, in the event that Closing does not occur by March 31, 2017 (the “Outside Date”), except to the extent that the failure of the Closing to occur shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein and provided that such date shall be extended for an additional 90 days in the event that the Regulatory Approvals shall not have been obtained and neither party has received notice from any applicable Governmental Authority that any request for such Regulatory Approval has been denied;

(c)            by written notice of Buyer or the Company in the event that any Governmental Authority shall have issued a Governmental Order restraining or enjoining the Transactions, and such Governmental Order shall have become final and non-appealable;

(d)            by Buyer if:

(i) prior to obtaining the Company Shareholder Approval, a Company Board Recommendation Change shall have occurred, except that Buyer’s right to terminate this Agreement pursuant to this Section 8.1(d)(i) will expire at 5:00 p.m., Central time, on the fifth Business Day following the date on which such right to terminate arose; or

(ii) prior to the Closing, the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2(a) (and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within 45 days after its receipt of written notice thereof from Buyer); provided that Buyer shall have given the Company at least 45 days written notice prior to such termination stating Buyer’s intention to terminate this Agreement pursuant to this Section 8.1(d)(ii);

(e)            by the Company if:

(i) prior to obtaining the Company Shareholder Approval, the Company Board authorizes the Company, in compliance with the terms of this Agreement, including Section 5.5(b), to enter into a Bank Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to Section 9.3(b); or

(ii) prior to the Closing, Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.3(a) (and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within 45 days after its receipt of written notice thereof from the Company), provided that the Company shall have given Buyer at least 45 days written notice prior to such termination stating the Company's intention to terminate this Agreement pursuant to this Section 8.1(e)(ii)).

8.2            Effect of Termination. In the event of termination of this Agreement in accordance with Section 8.1, this Agreement shall forthwith become void and have no effect, and neither of Buyer nor the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the Transactions, except that Section 5.4 (Public Announcements), Section 5.11 (Confidentiality Agreement), Section 9.3 (Expenses) and this Section 8.2 and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, neither Buyer nor the Company shall be relieved or released from any liabilities or damages arising out of its intentional and material breach of any provision of this Agreement. Without limiting the generality of the foregoing, Buyer and the Company acknowledge and agree that any failure of Buyer to pay the Purchase Price in exchange for the Bank Shares following satisfaction of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) will be deemed to constitute an intentional and material breach of a covenant of this Agreement by Buyer. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

ARTICLE IX
 MISCELLANEOUS

9.1            Waiver; Amendment. Subject to compliance with applicable Law, prior to the Closing, any provision of this Agreement may be (i) waived by the party intended to benefit by the provision or (ii) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement; provided, however, that after any approval of the Transactions by the shareholders of the Company, no amendment of this Agreement shall be made which by Law requires further approval of the shareholders of the Company without first obtaining such approval.

9.2            Survival of Representations and Warranties; Indemnity.

(a)            Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and shall remain in full force and effect until the date that is eighteen (18) months from the Closing Date; provided that the representations and warranties in Section 2.2, Section 2.3, Section 2.4, Section 2.29, Section 3.2, Section 3.3 and Section 3.4 (collectively, the “Fundamental Representations”) shall survive indefinitely.  All covenants and agreements of the parties contained herein (other than any covenants or agreements contained in Article VI which are subject to Article VI) shall survive the Closing indefinitely or for the period explicitly stated therein. This Section 9.2 shall not limit any covenant or agreement of the parties hereto in this Agreement that by its terms contemplates performance after the Closing. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

(b)            Indemnification by Company. Subject to the other terms and conditions of this Section 9.2, the Company shall indemnify and defend each of Buyer and its Affiliates (including the Buyer Bank) and their respective Representatives (collectively, the "Buyer Indemnitees") against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(i)
any inaccuracy in or breach of any of the representations or warranties of Company contained in this Agreement or in the certificate delivered by the Company pursuant to Section 7.2(a) (other than in respect of Section 2.12, it being understood that the sole remedy for any such inaccuracy in or breach thereof shall be pursuant to Article VI), as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(ii)
any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Company or Bank pursuant to this Agreement (other than any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in Article VI, it being understood that the sole remedy for any such breach, violation or failure shall be pursuant to Article VI.

(c)            Indemnification by Buyer. Subject to the other terms and conditions of this Section 9.2, Buyer shall indemnify and defend each of Company and its Affiliates and their respective Representatives (collectively, the "Company Indemnitees") against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Company Indemnitees based upon, arising out of, with respect to or by reason of:

(i)
any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in the certificate delivered by Buyer pursuant to Section 7.3(a), as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(ii)
any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement (other than Article VI, it being understood that the sole remedy for any such breach thereof shall be pursuant to Article VI).

(d)            Certain Limitations. The indemnification provided for in Section 9.2(b) and Section 9.2(c) shall be subject to the following limitations:

(i)
Company shall not be liable to the Buyer Indemnitees for indemnification under Section 9.2(b) until the aggregate amount of all Losses in respect of indemnification under Section 9.2(b) exceeds $250,000 (the "Deductible"), in which event Company shall be required to pay or be liable for only such amounts that exceed the Deductible. The aggregate amount of all Losses for which Company shall be liable pursuant to Section 9.2(b) shall not exceed $1,500,000 (the "Cap").

(ii)
Buyer shall not be liable to the Company Indemnitees for indemnification under Section 9.2(c) until the aggregate amount of all Losses in respect of indemnification under Section 9.2(c) exceeds the Deductible, in which event Buyer shall be required to pay or be liable for only such amounts that exceed the Deductible. The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 9.2(c) shall not exceed the Cap.

(iii)
Notwithstanding the foregoing, the limitations set forth in Section 9.2(d)(i) and Section 9.2(d)(ii) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any Fundamental Representation; provided that the aggregate amount of Losses to which the Company shall be liable in respect of Fundamental Representations shall not exceed the Purchase Price.

(iv)
The Company shall have no indemnification obligations hereunder for any Losses arising out of a breach of or inaccuracy of any representation, warranty, covenant or agreement set forth in this Agreement (and the amount of any Losses incurred in respect of such breach or inaccuracy shall not be included in the calculation of any limitations on indemnification set forth herein) if the matter giving rise to such breach or inaccuracy was included in the determination of the release of the Escrow Amount under the Escrow Agreement.

(e)            Indemnification Procedures. The party making a claim under this Section 9.2 is referred to as the "Indemnified Party", and the party against whom such claims are asserted under this Section 9.2 is referred to as the "Indemnifying Party".

(i)
Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a "Third Party Claim") against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party's expense and by the Indemnifying Party's own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Company, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Company or the Management Company, or (y) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 9.2(e)(ii), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of one counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 9.2(e)(ii), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Company and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 5.2) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(ii)
Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 9.2(e)(ii). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 9.2(e)(i), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed)

(iii)
Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a "Direct Claim") shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party's investigation by giving such information and assistance (including access to the Company's premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30 day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(iv)
Tax Claims. Notwithstanding any other provision of this Agreement, any claim, assertion, event or proceeding in respect of Taxes of the Company (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 2.12 hereof or any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation in Article VI) shall be subject to paragraphs (d) through (h) of this Section 9.2.

(f)            Payments. Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Section 9.2, the Indemnifying Party shall satisfy its obligations within 15 Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

(g)            Tax Treatment of Indemnification Payments. The treatment of all indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price, unless otherwise required by Law.

(h)            Exclusive Remedies.  Subject to Section 9.10, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Section 9.2. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Section 9.2. Nothing in this Section 9.2 shall limit any Person's right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 9.10 or to seek any remedy on account of intentional fraud by any party hereto.  Nothing provided in this Section 9.2(h) shall limit or otherwise terminate Company’s obligations, if any, under Section 9.3(c) or Section 9.3(d).

9.3            Expenses. Except as expressly set forth in this Section 9.3, all expenses incurred in connection with this Agreement and the Transactions will be paid by the party incurring such expenses; provided that Buyer shall pay (or allow Bank to pay prior to Closing) all of the expenses set forth in Section 9.3 of the Bank Disclosure Schedule.

(a)            If this Agreement is terminated by Buyer pursuant to Section 8.1(d)(i), then the Company shall pay to Buyer (by wire transfer of immediately available funds), within two Business Days after such termination, the Termination Fee.

(b)            If this Agreement is terminated by the Company pursuant to Section 8.1(e)(i), then the Company shall pay to Buyer (by wire transfer of immediately available funds), prior to or substantially concurrently with such termination, the Termination Fee.

(c)            In the event that (i) prior to the Special Meeting a Takeover Proposal shall have been made directly to Company shareholders or communicated, or otherwise made known to the senior management or Board of Directors of Company or Bank, or any Person shall have publically announced an intention (whether or not conditional) to make a Takeover Proposal after the date of this Agreement, in each case, which has not been withdrawn or abandoned, (ii) thereafter the Company withdraws or fails to give the Company Board Recommendation, effects a Company Board Recommendation Change, or resolves to do any of the foregoing, and (iii) this Agreement is terminated pursuant to Section 8.1(d)(ii) due to a willful breach by the Company and (iv) prior to the date that is 12 months after the date of such termination, the Bank or Company consummates a Takeover Proposal, then Bank shall on the date a Takeover Proposal is consummated pay the Buyer the Termination Fee.

(d)            Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid by the Company pursuant to this Section 9.3, the Termination Fee shall be Buyer’s sole and exclusive remedy for monetary damages under this Agreement. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion.

9.4            Acknowledgment of Disclaimer of Other Representations and Warranties.  Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II and any certificate delivered hereunder, (i) neither the Company nor any of its Subsidiary makes, or has made, any representation or warranty relating to itself, the Bank or its Subsidiaries or their respective businesses or otherwise in connection with the transactions contemplated under this Agreement, and Buyer is not relying on any representation or warranty except for those expressly set forth in Article II; (ii) no Person has been authorized by the Company, the Bank or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and, if made, such representation or warranty must not be relied upon by Buyer as having been authorized by such entity; and (iii) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information made available, provided or addressed to Buyer or any of its Affiliates or their respective Representatives, including any Diligence Materials, are not and shall not be deemed to be or include representations or warranties unless, and then solely to the extent that, any such materials or information is the subject of any express representation or warranty set forth in Article II. Buyer has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Bank and its Subsidiaries and, in making its determination to proceed with the Transactions, including the purchase of the Bank Shares, Buyer has relied on the results of its own independent review and analysis.

9.5            Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.5):

If to Buyer:

The First Bancshares, Inc.
6480 HWY 98 West
P.O. Box 15549
Hattiesburg, MS 39404
Attention:   M. Ray (Hoppy) Cole, Jr., President & CEO
Facsimile: 601.268.0812

With a copy to (which shall not constitute notice):

Jones Walker LLP
Attn: Neal C. Wise, Esquire
190 East Capital Street – Suite 800
Jackson, Mississippi 39201
Facsimile: 601.709.8636

If to the Company, to:

A. Wilbert’s Sons Lumber And Shingle Co.
 58020 Bayou Road
Plaquemine, LA 70764
Attention: Klein Kirby, President
 Facsimile: 225.687.2850
E-mail: kkirby@awilbertsons.com

With a copy to (which shall not constitute notice):

Goodwin Procter LLP
620 Eighth Avenue
New York, New York 10018
Attention:                     Andrew H. Goodman, Esq.
Samantha M. Kirby, Esq.
E-mail:                               agoodman@goodwinlaw.com
                                skirby@goodwinlaw.com
Facsimile:                      212.937.3172

9.6            Understanding; No Third-Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the Transactions and thereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 5.6 (Indemnification; Directors’ and Officers’ Insurance), nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.7            Headings; Interpretation. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include," "includes" or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation." Unless the context of this Agreement otherwise requires, (a) the words "hereof," "herein" and "hereby" refer to this Agreement; (b) words using the singular or plural form also include the plural or singular form, respectively and; (c) words of any gender include each other gender. The Disclosure Schedules, as well as any schedules thereto and any exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. The word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends and such phrase shall not mean simply "if." References to a Person are also to its permitted successors and assigns. References to "$" and "dollars" are to the currency of the United States. All references to "days" shall be to calendar days unless otherwise indicated as a "Business Day."

9.8            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

9.9            Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the Laws of the State of Louisiana, without regard to the conflict of Law principles thereof. Each of the parties hereto (a) hereby irrevocably and unconditionally consents to and submit itself to the personal jurisdiction of the state or federal courts located in the State of Louisiana (“Louisiana Courts”) in any Action arising out of or relating to this Agreement or any of the Transactions; (b) agrees that all claims in respect of such Action may be heard and determined only in any such Louisiana Courts; and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Louisiana Courts. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any Action so brought in any such Louisiana Courts and waives any bond, surety or other security that might be required of any other party in any such Louisiana Courts with respect thereto. To the extent permitted by applicable Law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.5. Nothing in this Section 9.9, however, shall affect the right of any party to serve legal process in any other manner permitted by Law. EACH OF BUYER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.10            Specific Performance. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under Law or in equity, in the event of any breach or threatened breach by Buyer or the Company of any covenant or obligation of such party contained in this Agreement (including a party failing to take actions as are required of it under the Agreement to consummate the Transactions), the other party shall be entitled to obtain (a) a Governmental Order of specific performance to enforce the observance and performance of such covenant (including with respect to the obligations of Buyer pay for the Bank Shares and the obligation of Buyer to consummate the Closing) and (b) an injunction restraining such breach or threatened breach (including with respect to the obligations of Buyer pay for the Bank Shares and the obligation of Buyer to consummate the Closing). In the event that any Action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at Law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

9.11            Time is of the Essence.  Time is of the essence with respect to the Transactions.

9.12            Entire Agreement. This Agreement, together with the Disclosure Schedules hereto, the Confidentiality Agreement and any documents delivered by the parties in connection herewith constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

9.13            Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal, and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.14            Non-recourse.  This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any Action based on, in respect of or by reason of the Transactions.

ARTICLE X
 DEFINED TERMS

10.1            Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Confidentiality Agreement" means a confidentiality agreement that contains confidentiality provisions that are not materially less favorable to the Company than those contained in the Confidentiality Agreement.

“Action” means any action, claim, demand, assertion, proceeding, arbitration, suit or any appeal therefrom.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by Contract or otherwise.

“Bank Adjusted Capital” shall equal the sum of Bank’s consolidated total common equity, including common stock, additional paid-in-capital, retained earnings and accumulated other comprehensive income (loss), but reduced by the sum of the following if not already incorporated pursuant to GAAP applied on a consistent basis: (i) goodwill and (ii) such other amounts as are agreed upon by the Parties.  The Bank Adjusted Capital calculation shall be calculated on a consolidated basis, as determined pursuant to GAAP applied on a consistent basis as of the Closing Date.

“Bank Disclosure Schedule” means the Bank Disclosure Schedule delivered by the Company concurrently with the execution and delivery of this Agreement.

“Bank Material Adverse Effect” means any Effect that is materially adverse to (a) the business, results of operations, financial condition or assets of the Bank and its Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, however, that “Bank Material Adverse Effect” shall not include any Effect, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Bank or its Subsidiaries operate; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer, or the failure to take any action prohibited by this Agreement; (vi) any matter set forth in the Bank Disclosure Schedule; (vii) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the Transactions, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Bank; (ix) any natural or man-made disaster or acts of God; (x) the availability or cost of equity, debt or other financing to Buyer; or (xi) any failure by the Bank and its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

“Business Day” means Monday through Friday of each week, except any legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Louisiana are authorized or obligated to close.

 “Buyer Material Adverse Effect” means any Effect that, individually or in the aggregate, with respect to Buyer, is or would be reasonably likely to prevent or materially delay the performance by Buyer of any of its obligations under this Agreement or the consummation of the Transactions.

“Buyer Disclosure Schedule” means the Buyer Disclosure Schedule delivered by Buyer concurrently with the execution and delivery of this Agreement.

“Company Board” means the Board of Directors of the Company.

“Confidentiality Agreement” means the confidentiality agreement, dated as of May 31, 2016, by and between Buyer and Sheshunoff for the benefit of the Company.

“Contract” means any written, oral or other agreement, lease, license, indenture, note, bond, agreement, undertaking or any other legally binding commitment or undertaking of any nature.

 “Data Room” means any physical or virtual data room or other document repository established by the Company to facilitate Buyer’s due diligence with respect to the Bank, its Subsidiaries and the Transactions, and all of their respective contents.

“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Diligence Materials” means (a) due diligence materials distributed in written or digital form by or on behalf of the Company to Buyer or contained in the Data Room; (b) the Confidential Information Memorandum prepared by Sheshunoff dated May 2016; (c) all written answers to questions provided to Buyer and; (d) all information or materials discussed with or disclosed to Buyer in management presentations.

 “Disclosure Schedules” means the Bank Disclosure Schedule and the Buyer Disclosure Schedule, collectively.

“Effect” means any effect, change, event, occurrence, circumstance or development.

“Employees” means those Persons employed by the Bank and its Subsidiaries immediately prior to the Closing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to the Bank, any other Person that, together with the Bank, would be treated as a single employer under Section 414 of the Code with respect to any Benefit Plan.

“Environmental Law” means any Law relating to pollution or protection of the environment, including any such Law regulating emissions, discharges or releases of pollutants, contaminants, wastes and toxic substances.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (a) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights, including all applications and registrations related to the foregoing; (c) trade secrets and confidential know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights, interests and protections.

“Knowledge” or any similar expression used (a) with respect to the Company means the actual knowledge of the Company’s President, the Company’s Controller, the Bank’s President, the Bank’s Chief Operating Officer, or the knowledge that any such Person would reasonably be expected to have after reasonable inquiry and (b) with respect to Buyer means the actual knowledge of Buyer’s Chief Executive Officer or Chief Financial Officer or the knowledge that any such Person would reasonably be expected to have after reasonable inquiry.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

"Losses" means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or reasonable out-of-pocket expenses of whatever kind, including reasonable attorneys' fees and the cost of enforcing any right to indemnification hereunder; provided, however, that "Losses" shall not include (a) incidental, special, speculative, indirect or consequential damages, in each case that are not reasonably foreseeable, (b) diminution in value, lost profits or lost business opportunities and (c) punitive damages, except in the case of fraud or to the extent actually awarded to a Governmental Authority or other third party arising solely from acts or omissions made by the Company or Bank prior to the Closing.

“Management Company” means A. Wilbert’s Sons, L.L.C.

“Organizational Documents” means, with respect to any entity, (a) if such entity is a corporation, such entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended and in effect on the date hereof, and (b) if such entity is a limited liability company, such entity’s certificate or articles of formation and operating agreement.

“Permits” means all permits, licenses, franchises, approvals, authorizations, and consents required to be obtained from Governmental Authorities.

“Person” or “person” means any individual, bank, corporation, partnership, limited liability company, association, joint stock company, business trust or unincorporated organization.

“Real Property” means the real property owned, leased or subleased by the Bank and its Subsidiaries, together with all buildings, structures and facilities located thereon.

“Regulatory Approvals” means any approval or non-objection from any Governmental Authority necessary to consummate the Transactions, including, without limitation, (a) the waiver or approval of the FRB and (b) the approval of the Office of the Comptroller of the Currency.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Straddle Period” means any period for Taxes beginning on or before and ending after the Closing Date.

“Subsidiary” an entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or comparable governing body or (b) at least 50% of the outstanding voting equity interests issued by such entity.

“Superior Proposal" means a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of the Company's consolidated assets or a majority of the outstanding Bank capital stock, that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) is more favorable from a financial point of view to the holders of Company common stock than the Transactions, taking into account (a) all financial considerations; (b) the identity of the Third Party making such Takeover Proposal; (c) the anticipated timing, conditions and prospects for completion of such Takeover Proposal; (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board and (e) any written revisions to the terms of this Agreement and the Transaction proposed by Buyer in accordance with this Agreement.

"Takeover Proposal" means a proposal or offer from, or indication of interest in making a proposal or offer by, any Third Party relating to any (a) direct or indirect acquisition of assets of the Bank or its Subsidiaries (excluding sales of assets in the ordinary course of business) equal to 50% or more of the fair market value of the Bank’s consolidated assets or to which 50% or more of the Bank’s net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 50% or more of the voting equity interests of the Bank; (c) tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 50% or more of the voting equity interests of the Bank; or (d) merger, consolidation, other business combination or similar transaction involving the Bank or any of its Subsidiaries, pursuant to which such Third Party would own 50% or more of the consolidated assets, net revenues or net income of the Bank, taken as a whole.

 “Tax” or “Taxes” means all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee" means $1,088,500.

“Third Party” means any Person other than the Company, the Bank, Buyer or any Affiliates thereof.

“Transactions” means the transactions contemplated by this Agreement.

Other Defined Terms. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble	“Finance Laws”	2.8(a)
“Audited Financial Statements”	2.10(a)	“Financial Statements”	2.10(a)
“Average Price”	1.2(a)	“FRB”	2.21(e)
“Bank”	Recitals	“Fundamental Representations”	9.2(a)
“Bank Shares”	Recitals	“Indemnified Party”	9.2(e)
“Bank Material Contract”	2.18(a)	“Indemnifying Party”	9.2(e)
“Balance Sheet”	2.10(a)	“Insurance Policies”	2.15
“Balance Sheet Date”	2.10(a)	“Interim Balance Sheet”	2.10(a)
“Bank Acquisition Agreement”	5.5(a)	“Interim Balance Sheet Date”	2.10(a)
“Bankruptcy and Equity Exception”	2.6	“Interim Financial Statements”	2.10(a)
“Deductible”	9.2(d)(i)	“IRS”	2.12(d)
“Buyer Bank”	1.4	“Leases”	2.19(b)
“Buyer Benefit Plan”	5.7(b)	“Letter of Transmittal”	1.2(b)
“Buyer Common Stock Consideration”	1.2(a)	“Liens”	1.1
“Benefit Plan”	2.13(a)	“Loans”	2.21(a)
“BOLI”	2.15	“Louisiana Courts”	9.9
“Business Intellectual Property”	2.17(a)	“Merger”	1.4
“Buyer”	Preamble	“Merger Certificates”	1.4
“Buyer Bank”	1.4	“Money Laundering Laws”	2.27(b)
“Buyer Indemnitees”	9.2(b)	“Notice Period”	5.5(d)
“Cap”	9.2(d)(i)	“OFAC	2.27(c)
“Closing”	1.4	“OFI”	2.9(b)
“Closing Date”	1.4	“Old Certificates”	1.2(b)
“Code”	2.12(f)	“Outside Date”	8.1(b)
“Company”	Preamble	PBGC	5.8
		“Privacy Laws”	2.27(d)
“Company Board Recommendation Change”	5.5(a)	“Plan of Merger”	1.4
		“Purchase Price”	1.2
		“Qualified Benefit Plan”	2.13(b)
“Company Board Recommendation”	2.6	“Retirement Plans	5.8
“Company Indemnitees”	9.2(c)	“Schedule Supplement”	5.13
“Company Shareholder Approval”	2.6	“Sheshunoff”	2.29
“Continuing Employee”	5.7(a)	“Special Meeting”	5.1
“CRA”	2.27(a)	“Third Party Claim”	9.2(e)(i)
“Direct Claim”	9.2(e)(iii)	“USA PATRIOT Act”	2.27(b)
“Escrow Agent”	5.18	“USA PATRIOT Act”	2.27(b)
“Escrow Agreement”	5.18
“Escrow Amount”	1.2(b)
“FDIA”	2.2
“FDIC	2.2
“FDIC	2.2

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

The First Bancshares, Inc.

By:
Name: M. Ray (Hoppy) Cole, Jr.
Title: Vice-Chairman, President & Chief Executive Officer

A. Wilbert’s Sons Lumber And Shingle Co.

By:
Name: Klein Kirby
Title: President

[Signature Page to Stock Purchase Agreement]

EXHIBIT A

BANK PLAN AND AGREEMENT OF MERGER

This Bank Plan and Agreement of Merger (the "Bank Merger Agreement") is made and entered into as of the ___ day of ______, 2016, between The First, A National Banking Association ("The First") and Iberville Bank, Plaquemine, Louisiana, a Louisiana banking corporation ("Bank").

WITNESSETH:

WHEREAS, The First and Bank (collectively, the “Constituent Banks”) and their respective Boards of Directors deem it advisable that Bank be merged with and into The First (the "Bank Merger") pursuant to the provisions of the Louisiana Banking Law (codified at La. Rev. Stat. Ann. § 6:1 et seq.) and the National Bank Act, and upon the terms and conditions hereinafter set forth;

NOW THEREFORE, the Constituent Banks hereby make, adopt and approve this Bank Merger Agreement, as follows:

ARTICLE I
THE BANK MERGER

Upon the terms and subject to the conditions set forth, on the Effective Date (as defined in Article Two hereof) Bank shall be merged into The First and the separate existence of Bank shall cease.

ARTICLE II
EFFECTIVE DATE AND TIME

The Bank Merger shall be effective no earlier than the later of: (a) the date and time specified or permitted by the Louisiana Office of Financial Institutions ("OFI") in a Certificate of Merger or other written record issued by the OFI; or (b) fifteen (15) days after the time specified in the certificate to be issued by the Office of the Comptroller of the Currency under its seal approving the Bank Merger, such date to be determined by resolution of the Board of Directors of The First (such time and date being herein referred to as the "Effective Time" and the "Effective Date", respectively).

ARTICLE III
CONVERSION AND CANCELLATION OF SHARES

Except for shares as to which dissenters’ rights have been perfected and not withdrawn or otherwise forfeited under Section 6:376 of the Louisiana Banking Law, on the Effective Date each issued and outstanding share of Bank Common Stock, par value $10,000, shall be cancelled.

ARTICLE IV
EFFECTS OF BANK MERGER

The Bank Merger shall have the effects set forth in Section 6:355 of the Louisiana Banking Law, including that all of the property, rights, privileges, powers, and franchises of Bank shall vest in The First, and that all debts, liabilities, obligations, restrictions, disabilities, and duties of Bank shall be assumed by and become the debts, liabilities, obligations, restrictions, disabilities, and duties of The First . Upon the Effective Date, the main office maintained by Bank as an office immediately before the Bank Merger becomes effective, shall become branch offices of The First.

ARTICLE V
CERTIFICATIONS AND RECORDATION

Upon and subject to approval of this Merger Agreement by the respective shareholders of Bank and The First, the fact of such approval shall be certified hereon by the Secretary or Assistant Secretary of the Constituent Banks, and this Merger Agreement, as approved and certified, shall be signed and acknowledged by the President or Vice President of each to the Constituent Banks. Thereafter, a multiple original of this Merger Agreement, so certified, signed and acknowledged, shall be delivered to the OFI for filing and recordation in the manner required by law; and thereafter, as soon as practicable (but not later than the time required by law), a copy of the Certificate of Merger issued by the OFI shall be filed of record in the office of the recorder of mortgages for the Louisiana Parishes in which each of the Constituent Banks has its registered office and shall also be recorded in the conveyance records for each parish in which either of the Constituent Banks owns real property on the Effective Date of the Bank Merger.

ARTICLE VI
MISCELLANEOUS

The obligations of the Constituent Banks to effect the Bank Merger shall be subject to all of the terms and conditions of the Stock Purchase Agreement dated October 12, 2016 by and between the respective parent companies of each of the Constituent Banks (“Stock Purchase Agreement”). At any time prior to the Effective Date, this Bank Merger Agreement may be terminated (a) by the mutual agreement of the Boards of Directors of the Constituent Banks or (b) pursuant to the terms and provisions of the Stock Purchase Agreement.

IN WITNESS WHEREOF, this Bank Merger Agreement is signed by a majority of the Directors of each of the Constituent Banks as of the date first above written.

(Remainder of page intentionally left blank.)

[SIGNATURE PAGE TO BANK PLAN AND AGREEMENTS OF MERGER]

The First, A National Banking Association	Iberville Bank

By:	By:
Name: M. Ray (Hoppy) Cole, Jr.	Name: Bob Smith
Title: President & Chief Executive Officer	Title: President

THE FIRST, A NATIONAL BANKING ASSOCIATION
By a majority of its directors

IBERVILLE BANK
By a majority of its Directors

[SIGNATURE PAGE TO BANK PLAN AND AGREEMENTS OF MERGER]